UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 001-11444

MAGNA INTERNATIONAL INC.
(Exact Name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario, CANADA  L4G 7K1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNA INTERNATIONAL INC.
(Registrant)

Date: October 20, 2020	By: /s/ "Bassem Shakeel"
Bassem A. Shakeel
Vice-President and Corporate Secretary

EXHIBITS

Exhibit 99.1	Press Release issued on October 20, 2020 in which the Registrant announced that its Board of Directors has appointed Seetarama (Swamy) Kotagiri as Chief Executive Officer, effective January 1, 2021.

Exhibit 99.2	Material Change Report on Form 51-102F3 dated October 20, 2020 with respect to the press release issued on October 20, 2020 above mentioned.